UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2018

Commission File Number 001-37381

MEDIGUS LTD.
(Translation of registrant’s name into English)

Omer Industrial Park, No. 7A, P.O. Box 3030, Omer 8496500, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

EXPLANATORY NOTE

On July 30, 2018, Medigus Ltd., or the Company, received a letter on behalf of a L.I.A. Pure Capital Ltd., or Pure Capital, stating that Pure Capital acquired shares of the Company representing more than 5% of the outstanding share capital of the Company and requesting that the Company convene a shareholders meeting in order to replace the members of the board of directors of the Company. The Company is currently reviewing the letter to determine the appropriate next steps.

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 (Registration No. 333-213280) and Form S-8 (Registration No. 333-206803 and No. 333-221019).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIGUS LTD.

Date: July 31, 2018	By:	/s/ Oded Yatzkan
Oded Yatzkan
Chief Financial Officer

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